Exhibit 8.1

Subsidiaries of Gentor Resources Inc.

Name: Gentor Resources Limited

Jurisdiction of incorporation: British Virgin Islands

Name under which it does business: Gentor Resources Limited

Name: Gentor Resources LLC

Jurisdiction of incorporation: Oman

Name under which it does business: Gentor Resources LLC

Name: Gentor Idaho, Inc.

Jurisdiction of incorporation: Idaho

Name under which it does business: Gentor Idaho, Inc.